November 18, 2011

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Laura Hatch

Re:	SEI Daily Income Trust (File No. 811-03421)
SEI Asset Allocation Trust (File No. 811-07445)
SEI Liquid Asset Trust (File No. 811-03231)

Ms. Hatch:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Daily Income Trust (“SDIT”), SEI Asset Allocation Trust (“SAAT”) and SEI Liquid Asset Trust (“SLAT”) (collectively, the “Funds”) in a telephone conversation on October 19, 2011. The comments relate to the SDIT January 31, 2011 annual report to shareholders, the SAAT March 31, 2011 annual report to shareholders and the SLAT June 30, 2011 annual report to shareholders, which was filed on Form N-CSR. Additionally, comments for the Funds also relate to the Form N-PX.

SEI provides the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Funds. In connection with our responses, we acknowledge that the Funds, through their officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

SEC Comment 1:

For the SDIT Trust, the N-PX was not filed as of June 30, 2011. Please file the report via Edgar and explain what procedures are in place for this to not happen in the future.

SEI Response to Comment 1:

SEI notes that Form N-PX for the SDIT Trust, a non-voting trust, was filed on October 11, 2011. SEI has revised its procedures to file Form N-PX for all non-voting trusts in July and will separately track such filings to ensure that no non-voting trusts are missed.

SEC Comment 2:

For the N-CSR submission of SDIT as of January 31, 2011, all of the series were successfully filed via Edgar with the exception of the Government Fund (ID: S000006773). Please amend the filing to include the Government Fund.

SEI Response to Comment 2:

SEI agrees and correctly filed the Government Fund on October 21, 2011. In addition, SEI has put additional procedures in place with respect to the EDGAR process to mitigate this risk in the future.

SEC Comment 3:

In SDIT, the Government Fund does not appear to meet the 80% requirement of investing in government securities per rule 35d-1 of the 1940 Act. Please explain how the Fund manages this requirement.

SEI Response to Comment 3:

The fund is in compliance with Rule 35d-1 of the 1940 Act as of January 31, 2011. In determining compliance with Rule 35d-1, we look through to the underlying collateral of repurchase agreements, which is in accordance with footnote 13 of the adopting release for the Rule 35d-1 (Release No. IC-24828), which states that “for purposes of applying the 80% investment requirement, an investment company may ‘look through’ a repurchase agreement to the collateral underlying the agreement (typically, government securities), and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral.” All of the repurchase agreement collateral in the Government Fund consists of Treasuries, Agencies or FDIC guaranteed bonds.

SEC Comment 4:

In SDIT, the GNMA Fund does not appear to meet the 80% requirement of investing in GNMA securities per rule 35d-1 of the 1940 Act. Please explain how the Fund manages this requirement.

SEI Response to Comment 4:

Based on reviews that are performed daily of the fund’s portfolio holdings, the fund was in compliance on January 31, 2011 with Rule 35d-1 of the 1940 Act with 91.72% of the fund invested in GNMA securities. The calculation is based on $306,737,445.09 in securities’ market values divided by $334,423,856.96 in net assets.

SEC Comment 5: For SLAT, please mark the Money Market Fund as inactive on Edgar. SEI Response to Comment 5: SEI will amend the status of the Money Market Fund to inactive in Edgar.

SEC Comment 6:

For SAAT, please mark the seven funds that merged away in March 2011 as inactive on Edgar.

SEI Response to Comment 6:

SEI will amend the status of the impacted funds in SAAT to inactive in Edgar.

SEC Comment 7:

For SAAT, consider utilizing more detailed categorizations on both the SOI and sector chart.

SEI Response to Comment 7:

SEI will consider utilizing more detailed categories within both the SOI’s and sector charts for the SAAT funds. If applicable, we will use these categories going forward.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez
Peter Rodriguez
Controller and Chief Financial Officer

cc:	Robert A. Nesher Russell Emery Timothy D. Barto John J. McCue James F. Volk